

May 3, 2022

Barry Biffle
President and Chief Executive Officer
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

> **Re: Frontier Group Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 15, 2022**
> **File No. 333-263467**

Dear Mr. Biffle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed April 15, 2022

Material U.S. Federal Income Tax Consequences of the Merger, page 161

1. We note your response to prior comment 2. We believe that the tax consequences of the merger are material to investors and therefore a tax opinion is required. Accordingly, please file a tax opinion as an exhibit to the registration statement. Given the factual uncertainty as to whether the control requirement will be met, counsel may render a "should" opinion as described in Section III.C.4 of Staff Legal Bulletin No. 19.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar,

Barry Biffle
Frontier Group Holdings, Inc.
May 3, 2022
Page 2

Attorney-Advisor, at 202-551-3844 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark M. Bekheit